July 30, 2025

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
4555 Riverside Drive
Palm Beach Gardens, Florida 33410

       Re: ZimVie Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K filed February 26, 2025
           Response dated July 24, 2025
           File No. 001-41242
Dear Richard Heppenstall:

       We have reviewed your filings and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 26, 2025
Exhibit 99.1, page 8

1. We note your response to comment 3. The adjustment that excludes step-up depreciation of property, plant and equipment associated with prior acquisitions for
       continuing operations results in the presentation of non-GAAP measures which reflect part, but not all, of an accounting concept. As such, the resulting non-GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to
       Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP
       Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Tracey Houser at 202-551-3736
 July 30, 2025
Page 2

if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services